Exhibit 14.1

National Atlantic Holdings Corporation
CODE OF BUSINESS CONDUCT AND ETHICS
          This Code of Business Conduct and Ethics (the “Code”) is applicable to the Board of Directors, officers, and employees of National Atlantic Holdings Corporation and all its subsidiaries.
I. Reputation
          The reputation of National Atlantic Holdings Corp. (including all subsidiaries, “National Atlantic”) depends on the conduct of its Board of Directors, officers, and employees. Every employee who is associated with National Atlantic must play a part in maintaining our corporate reputation for the highest ethical standards.
II. Conflicts of Interest
          National Atlantic expects its Board of Directors, officers, and employees to perform their duties using their best impartial judgment in all matters affecting National Atlantic. To maintain independence of judgment and action, directors, officers, and employees must avoid conflict of interest or an appearance of conflict that might arise because of economic or personal self-interest. Directors, officers, and employees shall not engage in activity that conflicts with the interests of National Atlantic. Directors, officers, and employees who reasonably believe they may have interests that conflict with those of National Atlantic shall immediately advise the Corporate Secretary, who shall review and determine whether to approve the potential conflicts of interest for employees. Review and approval of potential conflicts of interests of officers and directors shall be made by the Audit Committee of the Board of Directors.
III. Relationships with Policyholders, Agents, Claimants, Competitors, Vendors and Colleagues
          National Atlantic demands that its employees act at all times with the highest degree of integrity. National Atlantic insists that you treat all individuals with whom you come in contact — policyholders, claimants, employees, agents, competitors, vendors, and colleagues — in a fair and respectful manner. National Atlantic is committed to the maximum utilization of its employees’ abilities and to the principles of equal employment opportunity.

IV. Confidential Information
          National Atlantic’s property and the property of National Atlantic’s agents and policyholders is to be used solely for the benefit of the National Atlantic, its agents, and its policyholders, respectively. You may not use National Atlantic’s, National Atlantic’s agents’, or National Atlantic’s policyholders’ property for personal benefit, nor may you take National Atlantic’s, National Atlantic’s agents’, or National Atlantic’s policyholders’ property with you when you cease working for National Atlantic.
V. Legal Obligations
          Adherence to legal and regulatory matters must govern the business decisions and actions of every National Atlantic director, officer, and employee. You should make every effort to ensure that you and National Atlantic are in compliance with all legal and regulatory matters applicable to your area of employment. Any legal, regulatory or governmental inquiry or action should be directed to, and will be handled by, National Atlantic’s Corporate Secretary.
VI. Obligations to Our Organization
          The rules of the National Atlantic Code, set forth below, must be followed at all times:
     1. No funds or assets of National Atlantic shall be used for any purpose which would be in violation of any applicable law or regulation.
     2. No contributions shall be made by or on behalf of National Atlantic to any political candidate, party, or campaign either within or without the United States other than in strict compliance with state and federal political finance laws.
     3. No fund or asset of National Atlantic shall be established or maintained that is not reflected on the books and records of National Atlantic.
     4. No false, artificial, or misleading entries in the books and records of National Atlantic shall be made.
     5. All reports and documents that National Atlantic files with the Securities and Exchange Commission or other public communication from National Atlantic will contain full, fair, accurate, timely, and understandable information.
     6. No transaction shall be effected and no payment shall be made by or on behalf of National Atlantic with the intention or understanding that the transaction or payment is other than as described in the documentation evidencing the transaction or supporting the payment.

     7. In any dealings with an agent, supplier, policyholder, claimant, government official, or other person or entity, no director, officer or employee of National Atlantic shall request, accept, or offer to give any significant thing of value, the purpose or result of which could be to influence the bona fide business relationships between National Atlantic and such persons or entities.
     8. Directors, officers, and employees of National Atlantic shall comply with the terms of National Atlantic’s policy statements on Insider Trading and Disclosure.
     9. This Code is applicable to National Atlantic Holdings Corp. and all its subsidiaries.
VII. Enforcement
          Directors, officers and employees of National Atlantic shall be responsible for the enforcement of the policies set forth in this Code and will be held accountable for any violations of this Code. Any officer or employee of National Atlantic having any information or knowledge regarding any transaction or activity prohibited by this Code shall promptly report the same to the Corporate Secretary. The Corporate Secretary shall ensure that such information and its source remain confidential. The Corporate Secretary shall be responsible for promptly formulating any remedial action with respect to violations of this Code by employees, after providing for a full and fair presentation by any effected employee of the facts related to the possible violation of this Code. Any violations of this Code shall be sanctioned, commensurate with the nature of the violation and consistent with other violations of a similar nature, which sanctions may include termination of employment. The Corporate Secretary shall forthwith bring any information or knowledge regarding potential violations of this Code by a director or officer of National Atlantic to the attention of the Chairman of the Audit Committee of the Board of Directors of National Atlantic. The Audit Committee will be responsible for evaluating the information and developing appropriate remedial actions regarding such violations. Directors, officers and appropriate employees of National Atlantic will be required on an annual basis to certify their compliance with this Code.
VIII. Waivers
          Requests for waivers of this Code shall be submitted to the Corporate Secretary who shall be responsible for determining whether to grant a waiver, provided that any waiver request by a director of officer may be approved only by the Board of Directors. National Atlantic shall report any waiver request granted by the Board as required by the applicable rules of the Securities and Exchange Commission.